

INVEST IN **THE HACKERVERSE®**

The esports platform and marketplace for cybersecurity

hackerverse.co   Chicago, IL

Featured Investors



Seth Goldhammer ✔

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I am thrilled about the Hackerverse. Having spearheaded go-to-market strategies for cybersecurity products for more than two decades, this initiative represents a revitalizing perspective on experiencing cybersecurity solutions, addressing a distinct need in the industry. Mariana and Craig have not only brought together a highly skilled team but also established a vibrant community. It is this combination that instills in me a strong confidence in their capacity to effectively execute on their compelling vision. The Hackerverse is poised to make a significant impact, and I am eager to witness the positive developments that will inevitably unfold as this venture continues to evolve and thrive.

Invested $5,000 this round

Highlights

1.  We're radically redefining the $1.5 TN cybersecurity market

2.  420% month-over-month revenue increase in Q4 2023

3  On track for a 3600% increase in community size by the end of 2024

4 ⚖️ Protected IP provides a competitive advantage

5 💪 High-caliber founding team with strong technical and sales skills

Our Team



Mariana Padilla CEO

Previous Founder & CEO of Red Lab Marketing, Co-Founder of the Urban Farming Initiative Grew her agency to just under $1M in revenue & a team of four after starting it as a one man shop in 2020 Member of the 2023 World Business Chicago delegation



Craig Ellrod Founder

Has 30 years of tech industry experience & is a leading authority on Technical Marketing Holds a BS in Computer Science, and MBA and many industry certifications Worked for cybersecurity vendors of all sizes & has a deep understanding of the space



Andy Gauthier CFO Advisor

Co-founded and scaled Botkeeper to 200+ people & a sizable Series B round Expansion Team Member at Companyon Ventures Founder of Mighty Startup which provides financial visibility and direction for early stage companies



Seth Goldhammer CMO Advisor

Has over two decades of expertise steering cybersecurity solutions to success Former founder of Roving Planet, a pioneer in network access control Held pivotal product management & marketing roles at several renowned cybersecurity firms including HP



Aundria Hairell IP Advisor

Engineer by trade Spent 5 years as an IP attorney at the USPTO Founder of Your IP Law Firm focused on patent and trademark law



Howard Doherty CRO Advisor

Over 15 years of experience leading software sales teams for global technology organizations Has deep experience scaling the sales operations of seed through growth stage companies Over 20 years of experience in cybersecurity

The Esports Platform and Marketplace for the $1.5 Trillion Cybersecurity Market

Fasten your seatbelt and brace yourself, for the tale that unfolds ahead is not for the faint of heart. This is not a bedtime story to lull you into sweet dreams; instead, it's a journey through the dystopian labyrinth we call the now.





Today, the ever-present threat of cybercrime casts a sinister shadow over our daily existence. You've witnessed the disruption firsthand—Ukraine's electric grid brought to its knees by malicious hackers wielding sophisticated tools. **A cyberattack on an Oklahoma hospital** impacting critical care and putting patients' lives at risk.


Two months after Ontario hospital cyberattack, many patients are left in limbo
China's cyber army is invading critical U.S. services
A utility in Hawaii, a West Coast port and a pipeline are among the victims in the past year, officials say
Cyberattack on US hospital owner diverts ambulances from emergency rooms in multiple states
US
US water utilities targeted by foreign hackers, prompting calls for cybersecurity overhaul
A Pennsylvania water authority became a victim of an international cyberattack, officials say

In this unsettling landscape, the fragility of our interconnected world is laid bare. No longer are these cyber threats confined to impacting governments and large corporations; they manifest in the very systems that sustain our day-to-day lives.

> ***Your safety and well-being hinge on the precarious balance of digital infrastructure.***

But amidst the chaos, a beacon of hope emerges. A company that's radically redefining how the cybersecurity industry operates and is ultimately making us all safer. Welcome to HACKERverse®, cybersecurity's new home.

HACKERverse®: The Esports Platform & Marketplace for Cybersecurity



🥊 **The Games:** Come one come all to the World Hacker Games™ - cybersecurity esports events. During these boundary-breaking battles, viewers watch in real-time to see how cybersecurity tools perform against exploits found in the dark web and surfaced by our HACKERverse® Army.

🔮 *Why this is unique:* We're building a cybersecurity esports platform that pits ethical hackers against vendor products. Participation in the games gives cybersecurity software vendors access to audiences of thousands of cybersecurity buyers and enthusiasts who are eager to watch the battle play out and see how well their products perform. Viewers see the efficacy of products in real time. They'll know which products work and make purchasing decisions accordingly.

💰 *How we make money from these events:* There are over 4000 cybersecurity vendors all vying to convey why their product is the best solution. The sheer noise blinds security teams, already strapped for time, to identify the best products to address their cybersecurity challenges. Cybersecurity software vendors pay to participate in the World Hacker Games. We build vendors' custom digital "MMA rings", host their digital events, and market each event.

> *The global esports market size was valued at $1.45 billion in 2022 and is projected to grow to $6.75 billion by 2030- Fortune Business Insights*



03:28

👥 **The Community:** We've built and continue to grow an army of ethical hackers dedicated to securing our digital infrastructure against bad actors. Instead of being lured to the "dark" side by the possibility of how lucrative it is and becoming cybercriminals, our community gives these hackers the ability to use their skills to do good by competing for cash prizes in live events, receiving sponsorships, gaining additional street cred and certifications, show off their skills, and getting hired for freelance roles. We offer the ability for hackers to elevate their abilities and their digital presence while also raking in some serious $$$.

🔮 *Why this is unique:* While there are currently several cybersecurity communities in existence, ours is dedicated to bringing ethical hackers and industry leaders together and in the future, we'll pay them to hone their craft.

💰*How we make money from the community:* HACKERverse® members opt-in to a tiered membership model that gives them access to different levels of premium community features.



The global community engagement platform market size is expected to reach a value of over $2 Billion 2030

-Skyquest Technologies

📖 **The HACKERverse® Academy :** We partner with cybersecurity education providers to embed their content in the HACKERverse®. This gives our community access to top-notch educational content that will allow them to gain new certifications and build their portfolio of work.

🔮 *Why this is unique:* Our community provides ethical hackers with opportunities for showcasing their digital skills and certifications, making them easy to hire for freelance roles.

💰*How we make money from HACKERverse.academy:* We have referral agreements with education providers to receive payment for paying customers coming from the HACKERverse®.


The Cybersecurity Awareness Training Market is projected to grow from $2 billion in 2022 to over $12 billion by 2027
- Global Market Estimates

🛍️ **The Marketplace:** The current process for cybersecurity teams to purchase tools takes an average of 18 months. We solve this with on-demand demo environments that allow cybersecurity buyers to kick the tires on tooling they're considering on their own schedule. There are no

sales people and no sales pitches. When cybersecurity buyers access the automated demos in our marketplace, they can make better purchasing decisions and have a hand in strengthening cybersecurity for everyone.

🔮 *Why this is unique:* The current process to purchase cybersecurity tooling for security teams is painful. There is no easy way to assess tools' efficacy and make a swift purchase. Our marketplace gives buyers the ability to compare and contrast tools side-by-side via hands-on demos. It uses real products in real-time, in real-world scenarios. As the company progresses, we will aim to be able to provide easy access to tools that individual consumers need for their protection.

💰 *How we make money from The Marketplace:* Cybersecurity vendors pay the HACKERverse® an onboarding and subscription fee to build their hands-on demo and have their product listed in the marketplace.

> *The global cybersecurity software market is expected to grow to 1.5 TN/year by 2030- McKinsey*



Why an esports platform, community, and marketplace?

The best and the brightest in cybersecurity can't do their job without easy access to top-tier cyber tooling. While our thriving community and ongoing World Hacker Games™ are exciting, these pieces of the HACKERverse® aren't complete without our automated demo marketplace. Our marketplace fixes the sales problem and allows cybersecurity buyers to quickly and easily arm themselves and protect our digital infrastructure.

Our community gives us a strategic advantage for two reasons. First, traditional marketing tactics no longer wield the same impact. Today's cybersecurity buyers are not merely passive recipients of messages; they seek authenticity, connection, and engagement. In a world saturated with lame ads, the authenticity inherent in our community stands out, establishing trust and credibility.

Second, an engaged and thriving community gives us the ability to fill our own funnel of demand-side cybersecurity buyers for our marketplace.

We need to rapidly change how we think about and approach cybersecurity

- The threats from cybercriminals and hostile nation-states continue to mount.

- We need to make the cybersecurity industry engaging and accessible. The more ethical hackers we have on our side, the less of a threat there will be to our banks, electrical grid, public transit systems, water systems, satellites, and more. Our community brings together ethical hackers to find vulnerabilities and battle-test cybersecurity tools, ultimately making the world a safer place for everyone.

- Cybersecurity buyers purchasing products for their teams no longer want to go through the traditional sales process and instead are doing the research to identify products they want and need before getting on a sales call.

- Our World Hacker Games™ events allow cybersecurity buyers to see ethical hackers putting cybersecurity tools to the test, and the marketplace then gives buyers the ability to try the tool first hand before making a purchasing decision

- With cybersecurity vendors moving their products to the cloud, we now have the technical capability to automate demos of vendor software.

- Cybersecurity software companies are looking to trim their headcounts and pull back on spending. By automating their sales process, they will no longer need to rely on large sales teams to meet quotas.

Today's B2B buyers are already 70% of the way through the purchasing process before they reach out to sales - Gartner

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Meet Your Fearless HACKERverse® Leaders


Co-Founder Craig Ellrod has over 30 years of tech industry experience, a plethora of certifications and is known as the King of Technical Marketing®. He is a published author, podcaster, day dreamer, inventor, and a walking incubator of cool ideas that bring fun and excitement to the business. Craig holds a BS in Computer Science and Masters in Business and is focused on product development and an amazing community experience.


Mariana Padilla is the co-founder and CEO of the HACKERverse®. She is a self-described smasher of status quos and there's nothing she hates more than being told "this is the way we've always done it." Mariana previously founded and scaled a social media marketing agency from a solo business to a four person team. Mariana's strengths include storytelling, team building, and sales.

Competitive Landscape

Marketplace Competitors

While there are other demo-creation tools in the market, they are just a band-aid on the real problem of vendor-led sales motions. Our marketplace and community create a unique buyer-led sales motion. We are a marketplace solely focused on cybersecurity. Existing software marketplaces only provide basic information about products and there's no way to know if reviews are real or not.



Community Competitors

While there are a variety of cybersecurity industry communities in

While there are a variety of cybersecurity industry communities in existence, we do things differently. Our community is designed to help freelance ethical hackers thrive in today's creator economy. We bring together cybersecurity teams, leaders, and enthusiasts together from across the industry. In a time of increasing levels of cybercrime, fostering collaborative conversations helps us better protect against threats.

Esports Platform

There are established players that stream esports content. To our knowledge none stream cybersecurity esports content.

> *Built by cybersecurity, for cybersecurity*



HACKERverse® allows buyers to see all of the tools they're considering in one place. And you never have to talk to sales. A dream come true!

-Crystal Poenisch

We've Gotten A Lot Done Just By

Bootstrapping

- Seven paying customers have active demos being tried by cybersecurity buyers in our marketplace

- $26,000 revenue was generated in December, 2023

- BSides Charleston and the #NatSecGirlSquad conferences chose us to build, host, and market their cybersecurity esports events

- Four companies paid to participate in the World Hacker Games

- We have two filed and allowed patents and our branding is trademarked

- The HACKERverse® community is now up to almost 4,500 members and continues to grow rapidly

- A partnership agreement with EChannel News gives us access to a community and mailing list of over 15,000 cybersecurity professionals

- Over 6,000 individuals have opted in to our mailing list

- We won $31K in non-dilutive funding from two pitch competitions

We Have Nine Paying Customers

We're a perfect fit for Seed through Series D size cybersecurity companies looking to market their products in an entirely new way.


Current Customers
Blumira
Blumira
SIEM
Spyderbat
Cloud Native Runtime Protection
saep.io
SAEP.io
Attack Surface Management
VIVADERE
Vivadere
Zero Trust File Security
PlexTrac
PlexTrac
SOAR
Procyon
Procyon
Privilege Access Management
Caten8
GRC Automation
SENTEON
Senteon
System Hardening
Heimdall Data
Database Proxy
Anonybit
Web3 Identity
Conference CTF Build
#NatSecGirlSquad
Conference CTF Build
SECURITY bsides
LinkedIn Outreach
PODCAST
Podcasts
Conferences
Partnership with the Cybersecurity Defense Ecosystem gives our customers access to over 5,300 MSSPs
CDE
CYBERSECURITY DEFENSE ECOSYSTEM

Our community of cybersecurity professionals and enthusiasts has almost 4,500 members on Discord. We're eager to unveil our proprietary community platform in Q1 2024.

Product Roadmap


HACKERverse® ROADMAP
WORLD HACKER GAMES
First AI CTF bot released
User Authentication SSO
KYC (Know Your Customer)
New Marketplace Skin including
Community Features
Q1 2024
Scale
Multi-Cloud
AI Expansion
WEB3
Hacker | Vendor Video Feeds
Q3 2024
AI Integration
WEB3
Scale
2025


2023
Initial Website Launch
HACKERverse.tv® Launch
1st Customer - Spyderbat
2nd Customer - Heimdall Data
3rd Customer - Anonybit
Q2 2024
Multi-Tenancy
Multi-User
Analytics
Self-Service Portal
Q4 2024
Community Lead Events
Hacker Creds
Hacker Clout
Sponsorships

Note: future projections are not guaranteed.

$20,000- Proprietary community build

$50,000- Vendor portal integration

$150,000- AI build and integration

$300,000- Completion of Marketplace and proprietary community build

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Projections

2024

- Revenue: $101k
- Customers: 709 Buyers; 11 Vendors

2025

- Revenue: $608k
- YoY Growth: 598%
- Customers: 6,403 Buyers; 24 Vendors

2026

- Revenue: $3.5M

- YoY Growth: 582%

- Customers: 35,577 Buyers; 137 Vendors

Note: future projections are not guaranteed.



Follow us into the HACKERverse®

Picture a world where the HACKERverse® succeeds, where cybersecurity isn't something condemned to the realm of IT personnel in the basement. In this reality, seasoned cybersecurity professionals and cybersecurity enthusiasts converge on a platform that transcends traditional boundaries. Battles are fought not just for glory but to sharpen the skills that fortify our digital infrastructure.

In the HACKERverse®, the tools and knowledge needed to safeguard our digital existence become accessible to all. It's a place where the unsung voices of the cybersecurity community find recognition and celebration.

In this envisioned world, the HACKERverse® creates a ripple effect. The digital threats that once cast a looming shadow over our lives are met with a united front. The fragility of our interconnected systems transforms into a resilient network fortified by a community of cyber warriors. Safety and well-being are no longer precarious, but assured by a collective commitment to cybersecurity excellence.

Welcome to a world where the balance tips in favor of those who champion the cause of cybersecurity, making our interconnected existence not just safer, but truly empowering for all. Welcome to the HACKERverse®.

Join us, will you?